JENNER & BLOCK
October 7, 2004	Jenner & Block LLP 601 Thirteenth Street, NW Suite 1200 South Washington, DC 20005-3823 Tel 202 639-6000 www.jenner.com	Chicago Dallas Washington, DC

VIA HAND DELIVERY AND EDGAR

Tamara Brightwell
Special Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Re:	Minuteman International, Inc. PRE R 14A filed September 14, 2004 File No. 000-15582
Schedule 13E-3/A filed September 14, 2004 File No. 005-39423

Dear Ms. Brightwell:

        On behalf of Minuteman International, Inc. ("Minuteman"), we are responding to the letter dated September 29, 2004 setting forth the comments of the Staff of the Division of Corporation Finance on Minuteman's above-referenced filings. For the Staff's convenience, we have set forth below the Staff's comments in italics followed by Minuteman's response. We are also providing you five marked copies of each of the filings to facilitate your review.

Preliminary Proxy

Background of the Merger, page 10

1.
We note your response to prior comment 6. Please revise to state that no specific options other than a going private transaction with Hako were considered by the board of directors.

    In response to your comment, we have added the following sentence to the end of the first full paragraph on page 11 of the proxy statement:

      No specific options other than a going private transaction with Hako were discussed at the Board meeting.

2.
We note your response to prior comment 7. As previously requested, please discuss in more detail the preliminary results of Houlihan Lokey's analysis of Minuteman as communicated to the Special Committee on May 21, 2004. Also discuss in more detail how the passage of time affected the analysis it provided to the Special Committee on July 7, 2004.

    In response to your comment, we have revised the second sentence of the second full paragraph on page 14 of the proxy statement to delete the phrase:

      , which were generally consistent with its July 7, 2004 analysis that is described in detail below.

    In lieu thereof, we have added the following sentence:

      The analysis presented on May 21, 2004 was consistent with the July 7, 2004 analysis that is described in detail below, other than the revised offer price and changes in stock prices and resulting valuation multiples occurring over time that resulted in minimal changes to the valuations presented.

        For the Staff's information, we are providing supplementally the following valuation data presented in the two analyses.

Public Market Premiums:
May 21, 2004:	$12.73	—	$16.74
July 7, 2004:	$12.82	—	$16.74
Market Multiple Methodology:
May 21, 2004:	$10.06	—	$10.67
July 7, 2004:	$10.06	—	$10.67
Discounted Cash Flow:
May 21, 2004:	$8.89	—	$10.39
July 7, 2004:	$8.86	—	$10.34

Determination and Recommendations of the Special Committee, page 18

3.
We note your response to prior comment 10. As noted in our previous letter, the absence of an intent to liquidate is not determinative of whether your discussion should consider liquidation value. The liquidation value provides shareholders with another measure by which to compare the consideration offered in the transaction. If there are particular circumstances that would result in the liquidation value not reflecting a meaningful result for comparison purposes, then please explain in your discussion. See Exchange Act Release No. 17719, Question and Answer No. 20.

    In response to your comment, the relevant bullet point disclosure appearing under "Determinations and Recommendations of the Special Committee" on page 20 of the proxy statement has been revised to read as follows:

      •
      did not consider the liquidation value of the company in determining the substantive fairness of the merger. The Special Committee considers the company's business to be a viable going concern, views the range at which our stock publicly trades as an indication of our value as a going concern, and does not consider the company's liquidation value to be a relevant measure of valuation. The Special Committee believes that, because the company is a viable going concern, its liquidation value would be significantly lower than its valuation as a going concern and would therefore not provide a useful valuation methodology in determining the substantive fairness of the merger. As a result, an appraisal of our assets to determine or estimate the company's liquidation value was not conducted as part of the Special Committee's evaluation of the merger;

    In addition, the corresponding discussion at the end of the second paragraph appearing under "Determinations and Recommendations of the Board of Directors" on page 23 of the proxy statement has been similarly revised.

Determinations and Recommendations of the Board of Directors, page 23

4.
As previously requested, please address, in this section, the Board's consideration of the same factors noted in our comment 11 under "Determinations and Recommendations of the Special Committee".

    We agree that these factors are appropriate for the Board's consideration. We respectfully submit that in our view the statements on page 23 of the proxy statement that the Board adopted the analysis of the Special Committee as to the substantive fairness of the price and terms of the merger and the procedural fairness to Minuteman's unaffiliated shareholders, and that the Board considered the factors referred to in the description of the determinations and recommendations of the Special Committee, adequately address the Board's consideration of these factors.

Public Market Pricing and Premiums Paid in Other Going-Private Transactions, page 31

5.
It appears that the price implied for this transaction by a comparison of other going private transactions completed since January 1, 2001 and transactions $10-$100 million in value is consistently higher than the price offered in this transaction. We note that prices in transactions completed since January 2001 imply a range of $14.45 to $15.00, and prices in transactions valued at $10 to $100 million imply a range of $14.66 to $16.74. Please discuss how this affected Houlihan's conclusion that the transaction is fair to unaffiliated stockholders from a financial point of view. In your discussion of the determinations and recommendations of the Special Committee and the Board, please also state what consideration the Special Committee and the Board gave to these analyses in relying on Houlihan's fairness conclusion and in forming their own fairness conclusions.

    We make note of your comment and of the data indicating that the implied price for transactions completed since January 1, 2001 and valued at $10 to $100 million is higher than the merger consideration in the proposed transaction. In our view, existing disclosure in the proxy statement adequately explains the view of Houlihan, the Special Committee and the Board with respect to the implied price in these categories of transactions or any factor, which, considered independently from the other factors that contributed to the analysis, could support a conclusion that is different from those summarized in the proxy statement.

    Specifically, we believe that the disclosure on page 30 of the proxy statement stating that Houlihan's "analyses and summary. .. must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors. .. could create an incomplete and/or inaccurate view.. ." expresses Houlihan's position that its analysis was based on the whole of the factors considered. Similarly, we believe that the statements on pages 20 and 24 of the proxy statement that, in view of the number and variety of factors considered by the Special Committee and the Board, respectively, no specific weights were given to any single factors, express the position of the Special Committee and the Board that their determinations and recommendations were based on the overall balance of all of the relevant factors considered. Moreover, the discussion of the Special Committee's determinations and recommendations on page 19 of the proxy statement states that "the Special Committee did not weigh each analysis prepared by Houlihan Lokey individually, but rather considered all of them taken as a whole." We respectfully submit that Houlihan, the Special Committee and the Board appropriately considered the effect of the relevant factors as a whole in their respective analyses.

Schedule 13E-3

6.
We note your response to prior comment 32, however, we believe that Dr. Eckart Kottkamp and Mr. Gregory Rau should be filing persons on the Schedule 13E-3. Please revise and include all necessary disclosures.

    In response to your comment with respect to Prof. Dr. Eckart Kottkamp, we have included Prof. Dr. Eckart Kottkamp as a filing person on the Schedule 13E-3, and we have revised the proxy statement and Schedule 13E-3 to include the necessary disclosure.

    In response to your comment with respect to Mr. Gregory Rau, we submit, for the reasons stated in our letter of September 14, 2004, that as an employee, and possibly a director, of Minuteman as the surviving corporation and wholly owned subsidiary of Hako, Mr. Rau will not be in a position of control over Hako and accordingly is not required to be included as a filing person on the Schedule 13E-3.

* * *

        In addition to providing the above responses to the Staff's comments, we confirm, in response to the Staff's request, that Minuteman has authorized us to acknowledge on its behalf that:

    •
    the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    •
    staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

    •
    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you for your attention to this matter. If you have any questions regarding the foregoing responses or the revisions to the proxy statement and the Schedule 13E-3, please contact the undersigned at (202) 639-6045.

Very truly yours,
/s/ TOBIAS L. KNAPP Tobias L. Knapp
cc:
John F. Cox, Esq.
Patrick J. Maloney, Esq. (Bell, Boyd & Lloyd LLC)